Exhibit 99.1

Noah Holdings Limited Provides Update on Voluntary Conversion to Dual-Primary Listing on The Main Board of The Stock Exchange of Hong Kong Limited

SHANGHAI, October 19, 2022 /PRNewswire/ — Noah Holdings Limited (the “Company” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today provides an update on the Company’s proposed voluntary conversion of its secondary listing status on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) to dual-primary listing (the “Primary Conversion”).

Application for Voluntary Conversion to Dual Primary Listing. The Company has applied to the Hong Kong Stock Exchange with respect to the Primary Conversion. On October 19, 2022, the Company received the acknowledgement from the Hong Kong Stock Exchange in respect of the application of Primary Conversion. The Effective Date on which the Primary Conversion will become effective is expected to be on or before December 31, 2022. Upon the Effective Date, the Company will be dual primary listed on the Hong Kong Stock Exchange and the New York Stock Exchange.

Proposed Grant of Issuance Mandate and Repurchase Mandate. Ordinary resolutions will be proposed at the annual general meeting of the Company to be convened on or around December 6, 2022 (the “First GM”) to approve the grant of (i) an issuance mandate to the directors of the Company (the “Directors”) to allot, issue or deal with Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each (the “Shares”), or securities convertible into Shares and/or American depositary shares (the “ADSs,” two ADSs representing one Class A ordinary share), not exceeding 20% of the total number of issued Shares as of the date of the First GM; and (ii) a repurchase mandate to the Directors to repurchase Shares not exceeding 10% of the total number of issued Shares and/or ADSs as of the date of the First GM.

Proposed Adoption of The Revised Articles of Association. Subject to the approval of the shareholders of the Company (the “Shareholders”) at the First GM, the Company will adopt the revised articles of association of the Company to comply with the Core Shareholder Protection Standards under Appendix 3 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

Proposed Adoption of The 2022 Share Incentive Plan. Subject to the Shareholders’ approval at the First GM, the Company will adopt the 2022 Share Incentive Plan with effect from the Effective Date.

The Primary Conversion is conditioned on and subject to, among other things, the Company’s compliance with the Hong Kong Listing Rules and the Company’s obtaining of necessary approvals from the Hong Kong Stock Exchange. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion to the extent required by the Hong Kong Listing Rules and other applicable laws and regulations as and when appropriate.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first half of 2022, Noah distributed RMB34.3 billion (US$5.4 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB155.4 billion (US$23.2 billion) as of June 30, 2022.

Noah's wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in Renminbi and other currencies. Noah's network covers 79 cities in mainland China, as well as offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. A total of 1,255 relationship managers provide customized financial solutions for clients through this network, and meet their international investment needs. The Company's wealth management business had 418,675 registered clients as of June 30, 2022. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in Renminbi and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, Application for Voluntary Conversion to Dual Primary Listing, Proposed Grant of Issuance Mandate and Repurchase Mandate, Proposed Adoption of The Revised Articles of Association and Proposed Adoption of The 2022 Share Incentive Plan contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-9221

ir@noahgroup.com